Exhibit 99.76

VERSES

VERSES, DENTONS US and Spatial Web Foundation Announce “The Future of AI Governance” Webinar Series Part III

Cutting Through The AI Noise

VANCOUVER, British Columbia, Dec. 07, 2023 -- VERSES AI Inc. (CBOE: VERS) (OTCQX: VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of intelligent software systems, announces the final installment of the 2023 webinars series, “The Future of AI Governance,” hosted by Dentons US.

If you follow AI, you're likely aware of the distracting noise circulating about how best to manage its technology locally and globally. Are we approaching a tipping point, moving towards artificial general intelligence? Is there a consensus on a global regulatory approach?

In this webinar, our speakers will cut through the noise by offering a clear outline of the key considerations in AI governance, the latest developments in international standards and the competing viewpoints on the pathways forward.

The third webinar occurs Monday, December 11th at 10 AM PST / 1 PM EST / 7 PM CET. To register for the event or to access the "The Future of AI Global Governance” and its companion piece, “Executive Summary,” visit www.verses.ai/ai-governance.

Peter Stockburger, Partner at Dentons US LLP, will moderate the webinar and will be joined by speakers George Percivall, Distinguished Engineering Fellow and Vice-Chair of IEEE Standards Working Group for the Spatial Web; Capm Petersen, Chief Innovation Officer and Philippe Sayegh, Chief Adoption Officer for VERSES AI.

Join our panel of AI speakers as they make sense of the current public policy landscape and discuss pathways to a more harmonized future around AI governance.

For more information on VERSES’ AI Governance initiative, please visit www.verses.ai/ai-governance.

Speakers:

Capm Petersen, Chief Innovation Officer

Capm Petersen is the Co-Founder and Chief Innovation Officer at VERSES, with a career spanning over 20 years in bringing new technologies to market. He has a wealth of experience in product development, user experience, and logistics. Petersen has worked with major brands like Coca-Cola, Verizon, Universal, and more, which has allowed him to develop a broad understanding of smart cities, VR/AR, blockchain, AI, and more industries.

Currently, he leads the product team at VERSES, focusing on designing the VERSES Spatial Intelligence platform. This platform aims to transform businesses by connecting operations, security, AI, IoT, and blockchain into one unified system, extending its benefits to vendors and customers.

Philippe Sayegh, VERSES, Chief Adoption Officer

As Chief Adoption Officer at VERSES, Philippe Sayegh is responsible for formulating the Company’s overall adoption strategy and ensuring that its execution remains consistent with the brand identity and goals of VERSES and each of its subsidiaries. The adoption process covers awareness, acquisition and advocacy by the VERSES ecosystem.

Philippe has been part of VERSES's executive team for four years. He is a tech entrepreneur and investor with two decades of operational executive experience for B2B-focussed tech companies in areas as diverse as CRM, DRM, identity and access management, e-commerce and AI.

George Percivall, Spatial Web Foundation

George Percivall is a Distinguished Engineering Fellow with the Spatial Web Foundation. As a CTO and Chief Engineer, he led the engineering of cyber-physical and information systems for NASA, NSF, Hughes Aircraft, and General Motors. He has led the development of open standards in IEEE, ISO, and OGC and is a member of the Apache Software Foundation. He has a BS in engineering physics and an MSEE in control systems from the University of Illinois.

Mediator: Peter Stockburger, Managing Partner, Dentons

Peter Stockburger is the office managing partner of Denton's San Diego office, a member of the firm's Venture Technology and Emerging Growth Companies group, and co-lead of the firm's autonomous vehicle practice.

Peter partners with emerging and established clients around the globe to strategize about how they can best leverage data and talent to grow, operate, and protect their businesses. With a focus on data privacy and security, Peter works with clients of all sizes and maturity to build and shore up their privacy and security programs, deploy technology, enhance compliance and stakeholder confidence, take new products to market, work through data governance and retention challenges, navigate workplace disputes, and harness emerging technologies such as artificial intelligence.

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius can learn, adapt, and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation, and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and X.

About the Spatial Web Foundation

The Spatial Web Foundation is a non-profit organization dedicated to developing and ethically using technology, specifically in creating and implementing the Spatial Web protocol. The foundation's core initiatives include developing open standards and protocols, promoting interoperability, and educating the public and policymakers. The Spatial Web Foundation supports transparency and accountability in the development and use of technology, promotes responsible innovation, engages in dialogue and collaboration with various stakeholders and adopts a proactive approach to addressing emerging ethical challenges. Ultimately, the Spatial Web Foundation seeks to create a more inclusive, accessible, and equitable internet that empowers individuals and communities to connect, create and thrive.

About Dentons

Dentons is designed to be different. As the world's largest global law firm with 21,000 professionals in over 200 locations in more than 80 countries, Denton's can help you grow, protect, operate and finance your business. Denton's polycentric and purpose-driven approach, together with its commitment to inclusion, diversity, equity and ESG, ensures they challenge the status quo to stay focused on what matters most.

On behalf of the Company
Eric Holder, Director of Communications, VERSES AI Inc., press@verses.ai

Investor Relations Inquiries
U.S.: Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us
Canada: Leo Karabelas, President, Focus Communications, info@fcir.ca, 416-543-3120

Forward Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to: the fact that Dentons US is hosting the final webinar in the series, "The Future of AI Governance"; the timing and content of the final webinar in the series; who will moderate and speak at the final webinar; and the fact that the speakers at the final webinar will provide a clear outline of the key considerations in AI governance, the latest developments in international standards and the competing viewpoints on the pathways forward; and further that such speakers will make sense of the current public policy landscape and discuss pathways to a more harmonized future around AI governance; the aim of VERSES' Spatial Intelligence platform and its expected benefits; and the goals of the Spatial Web Foundation.

Such forward-looking statements are based on a number of assumptions of management, including, without limitation, that the final webinar will take place as anticipated; that the moderator and speakers will be able to attend the final webinar as anticipated; that the content of the final webinar will align with management's current expectations; and that the speakers at the final webinar will be able to: provide a clear outline of the key considerations in AI governance, the latest developments in international standards and the competing viewpoints on the pathways forward; make sense of the current public policy landscape; and discuss pathways to a more harmonized future around AI governance; that VERSES' Spatial Intelligence platform will perform as anticipated and provide the expected benefits; and that the Spatial Web Foundation will be successful in the achievement of its objectives.

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially

different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: that the final webinar will fail to take place, as anticipated or at all; that Dentons US or the speakers involved in the final webinar will experience technology disruptions at the final webinar, will fail to attend the final webinar, or will not perform at the webinar as currently expected; that the content of the final webinar in the series will differ from management's current expectations; that the speakers at the final webinar will not be able to: provide a clear outline of the key considerations in AI governance, the latest developments in international standards and the competing viewpoints on the pathways forward; make sense of the current public policy landscape; or discuss pathways to a more harmonized future around AI governance; that VERSES' Spatial Intelligence platform will not perform as anticipated or that it will not provide the expected benefits to businesses, their vendors or their customers; that VERSES will face increased competition; that VERSES will face technology or software disruptions or come across unexpected development and production challenges; and that the Spatial Web Foundation will fail to achieve its objectives.

The forward-looking statements contained in this press release represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Neither the Company nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither the Company nor any of its representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this press release by you or any of your representatives or for omissions from the information in this press release.